BMX Development Corp.
19720 Jetton Road, 3rd Floor
Cornelius, NC 28031

To: Securities and Exchange Commission
VIA EDGAR

November 24, 2008

Re:      BMX Development Corp.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008

Dear Mr. Spirgel:

We have filed on EDGAR Amendment No. 1 to our Form 10-KSB for the year ended December 31, 2007. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

1.
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within in 30 calendar days to provide the required management’s report on internal control over financial reporting.

Response: We have revised our filing to meet the requirements of reporting on management’s assessment of internal control over financial reporting as of December 31, 2007.

2.
In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report. In your reassessment please consider the definition of disclosure control procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

If you continue to believe that disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that support your conclusion. Alternatively, please amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures. i.e., that DC&P were not effective as of the end of the fiscal year.

Response: We have revised our filing and our Certifying Officers have concluded, based on our evaluation of our controls and procedures that, as December 31, 2007 our internal controls over financial reporting are effective and provide a reasonable assurance of achieving their objective.

We, the company, acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Michael J. Bongiovanni
Michael J. Bongiovanni
President